Exhibit 22
Atlantic International Corp (A Delaware Corporation)
Listing of Subsidiaries as of December 31, 2024

Name of Subsidiary                    Jurisdiction of Incorporation or Organization
Lyneer Staffing Solutions, LLC                Delaware
Lyneer Investments, LLC                    Delaware
Lyneer Holdings, Inc.                    Delaware